CIRCLE STAR ENERGY CORP.
919 Milam Street, Suite 2300
Houston, Texas  77002

February 14, 2012

VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Attn: Anne Nguyen Parker 100 F Street, N.E. Washington, D.C. 20549-4628

Re:	Circle Star Energy Corp. Request for Withdrawal of Preliminary Information Statement on Schedule 14C (File No. 000-53868)

Ladies and Gentlemen:

Circle Star Energy Corp. (the “Company”) hereby respectfully requests the immediate withdrawal of the Preliminary Information Statement on Schedule 14C filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on January 20, 2012 (File No. 000-53868), along with any exhibits thereto (the “Information Statement”).

The Information Statement relates to the approval by holders of a majority of the issued and outstanding shares of common stock of the Company of the sale by the Company to Colonial Royalties, LLC (“Colonial”) pursuant to a Membership Interest Purchase Agreement (the “Purchase Agreement”), dated effective January 1, 2012, of all of the Company’s interest in JHE Holdings, LLC, a Texas limited liability company, by written consent in lieu of a meeting pursuant to Section 78.320 of the Nevada Revised Statutes.

On February 6, 2012, the Company sent a Notice of Default and Termination (the “Notice”) to Colonial stating that Colonial was in breach of its payment obligations under the Purchase Agreement and that the Company was exercising its right to terminate the Purchase Agreement, as disclosed in the Company’s Form 8-K filed with the Commission on February 10, 2012.  Accordingly, the Company believes that the withdrawal of the Information Statement is consistent with the public interest and the protection of investors.

If you have any questions regarding the foregoing application for withdrawal, please telephone Kenneth Sam of Dorsey & Whitney LLP at (416) 367-7373.

Sincerely, Circle Star Energy Corp.

/s/ S. Jeffrey Johnson S. Jeffrey Johnson Chief Executive Officer